Exhibit 99.2

Consolidated Balance Sheets

(Unaudited) (US $ millions)	Note	Mar 26, 2016	Dec 31, 2015
Assets
Current assets
Cash		$14	$9
Accounts receivable	3	153	135
Inventory	4	209	181
Prepaids		9	10

		385	335
Non-current assets
Property, plant and equipment		1,246	1,260
Deferred income tax assets		5	5
Other assets	5	34	33

		1,285	1,298

		$1,670	$1,633

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$199	$201
Tax payable		1	—
Current portion of long-term debt	6	200	—

		400	201
Non-current liabilities
Long-term debt	6	545	745
Other long-term debt	3	55	30
Other liabilities	7	36	31
Deferred income tax liabilities		107	107

		743	913

Shareholders’ equity	8	527	519

		$1,670	$1,633

(See accompanying notes)

Consolidated Statements of Earnings

(Unaudited) Quarters ended Mar 26 and Mar 28 (US $ millions, except per share information)	Note	Q1 2016	Q1 2015 (notes 2(b) and 14(a))
Sales	13	$384	$351
Cost of sales		(322)	(333)
General and administrative expenses		(2)	(3)
Depreciation and amortization	13	(21)	(21)

Operating income (loss)		39	(6)
Non-operating (expense) income:
Finance costs		(13)	(14)
Foreign exchange loss on Ainsworth Notes		—	(28)
Gain on derivative financial instrument on Ainsworth Notes		—	4
Merger transaction costs	1	—	(7)

Earnings (loss) before income tax		26	(51)
Income tax (expense) recovery		(3)	14

Earnings (loss)		$23	$(37)

Earnings (loss) per common share Basic and Diluted	9	$0.27	$(0.43)

(See accompanying notes)

Consolidated Statements of Comprehensive Income

(Unaudited) Quarters ended Mar 26 and Mar 28 (US $ millions)	Q1 2016	Q1 2015 (notes 2(b) and 14(b))
Earnings (loss)	$23	$(37)
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	(4)	(2)
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(5)	(45)

Other comprehensive loss, net of tax	(9)	(47)

Comprehensive income (loss)	$14	$(84)

(See accompanying notes)

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited) Quarters ended Mar 26 and Mar 28 (US $ millions)	Note	Q1 2016	Q1 2015 (notes 2(b) and 14(c))
Share capital
Balance, beginning of period		$1,334	$1,331
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	8	1	1

Balance, end of period		$1,335	$1,332

Merger reserve
Balance, beginning and end of period	8	$(96)	$(96)

Contributed surplus
Balance, beginning of period		$10	$9
Stock-based compensation	8	—	1

Balance, end of period		$10	$10

Retained deficit
Balance, beginning of period		$(559)	$(463)
Earnings (loss)		23	(37)
Common share dividends		(7)	(11)

Balance, end of period(i)		$(543)	$(511)

Accumulated other comprehensive loss
Balance, beginning of period		$(170)	$(122)
Other comprehensive loss		(9)	(47)

Balance, end of period	8	$(179)	$(169)

Shareholders’ equity		$527	$566

(See accompanying notes)

(i) Retained earnings comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings	(280)	(248)

	$(543)	$(511)

Consolidated Statements of Cash Flows

(Unaudited) Quarters ended Mar 26 and Mar 28 (US $ millions)	Note	Q1 2016	Q1 2015 (notes 2(b) and 14(d))
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)		$23	$(37)
Items not affecting cash:
Depreciation and amortization		21	21
Deferred income tax		2	(11)
Gain on derivative financial instrument on Ainsworth Notes		—	(4)
Foreign exchange loss on Ainsworth Notes		—	28
Other items	10	9	—

		55	(3)
Net change in non-cash operating working capital balances	10	(53)	(48)
Net change in tax payable (receivable)		1	(1)

		3	(52)

Investing activities
Investment in property, plant and equipment		(13)	(13)
Investment in intangible assets		(1)	(1)

		(14)	(14)

Financing activities
Common share dividends paid		(6)	(11)
Accounts receivable securitization drawings, net	3	25	45
Bank advances		—	3

		19	37

Foreign exchange revaluation on cash and cash equivalents held		(3)	(12)

Cash and cash equivalents
Increase (decrease) during period		5	(41)
Balance, beginning of period		9	92

Balance, end of period		$14	$51

(See accompanying notes, including note 10 for supplemental cash flow information)

Notes to the Consolidated Financial Statements

(in US $, unless otherwise noted)

In these notes, “Norbord” and the “Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of a controlling equity interest in the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 17 plant locations in the United States, Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and began trading on the New York Stock Exchange (NYSE) on February 19, 2016. The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

On March 31, 2015, the Norbord completed its merger with Ainsworth Lumber Co. Ltd. (Ainsworth) and Ainsworth became a wholly-owned subsidiary of Norbord.

Prior to the completion of the Merger, Brookfield controlled approximately 52% and 55% of the outstanding common shares of the Company and Ainsworth, respectively. Brookfield now controls approximately 53% of the outstanding common shares of the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed consolidated interim financial statements (interim financial statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting on a basis consistent with the accounting policies the Company disclosed in its audited consolidated financial statements as at, and for the year ended December 31, 2015, except for the impact of accounting for the Merger on a continuity of interest basis as described in note 2(b). These interim financial statements do not contain all of the disclosures that are required in annual financial statements prepared under International Financial Reporting Standards (IFRS) and should be read in conjunction with the Company’s 2015 audited annual financial statements which include information necessary or useful to understanding the Company’s business and financial statement presentation. The Company’s interim results are not necessarily indicative of its results for a full year.

These interim financial statements were authorized for issuance by the Board of Directors of the Company on April 28, 2016.

(b)	Basis of Presentation

These interim financial statements include the accounts of the Company and all its wholly-owned subsidiaries and the Company has elected a policy to retrospectively combine the financial statements of the Company and Ainsworth as if they had always been combined; see note 14 for reconciliations of restated prior period financial statement figures.

(c)	Future Changes in Accounting Policies

(i)	Income Taxes

In January 2016, the International Accounting Standards Board (IASB) issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for the year ending January 1, 2017 and the Company is currently assessing the impact of these amendments on its financial statements.

(ii)	Cash Flow Statement Disclosure

In January 2016, the IASB issued an amendment to IAS 7, Statement of Cash Flows, introducing additional disclosure requirements for liabilities arising from financing activities. The amendments are effective for the year ending January 1, 2017 and the Company is currently assessing the impact of this amendment on its financial statements.

NOTE 3. ACCOUNTS RECEIVABLE

The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset de-recognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $139 million (December 31, 2015 – $122 million) in trade accounts receivable, and Norbord recorded drawings of $55 million as Other long-term debt (December 31, 2015 – $30 million) relating to this financing program. The level of trade accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as Other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 6). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as Finance costs. During the quarter, the utilization charge ranged from 1.5% to 2.0%.

The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at April 28, 2016, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Mar 26, 2016	Dec 31, 2015
Raw materials	$78	$52
Finished goods	65	65
Operating and maintenance supplies	66	64

	$209	$181

At period-end, the provision to reflect inventories at the lower of cost and net realizable value was less than $1 million (December 31, 2015 – less than $1 million).

NOTE 5. OTHER ASSETS

(US $ millions)	Mar 26, 2016	Dec 31, 2015
Intangible assets	$19	$18
Investment tax credit receivable	14	13
Other	1	2

	$34	$33

NOTE 6. LONG-TERM DEBT

(US $ millions)	Mar 26, 2016	Dec 31, 2015
Principal value
7.7% senior secured notes due February 2017	$200	$200
5.375% senior secured notes due December 2020	240	240
6.25% senior secured notes due April 2023	315	315

	755	755
Less: Debt issue costs	(10)	(10)
Less: Current portion	(200)	—

	$545	$745

The Company’s 7.7% senior secured notes are due in February 2017 and have accordingly been presented as current portion of long-term debt.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date for $225 million of the total aggregate commitment is May 2018 and the remaining $20 million commitment matures in May 2016. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2017, 2020 and 2023 senior secured notes.

At period-end, none of the revolving bank lines were drawn as cash, $8 million (December 31, 2015 – $5 million) was utilized for letters of credit and $237 million (December 31, 2015 – $240 million) was available to support short-term liquidity requirements.

The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $450 million and maximum net debt to capitalization, book basis, of 65%. The Company was in compliance with the financial covenants at period-end.

NOTE 7. OTHER LIABILITIES

(US $ millions)	Mar 26, 2016	Dec 31, 2015
Defined benefit pension obligation	$27	$23
Accrued employee benefits	5	5
Reforestation obligation	3	3
Other	1	—

	$36	$31

NOTE 8. SHAREHOLDERS’ EQUITY

Share Capital

	Q1 2016
	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of period	85.4	$1,334
Issuance of common shares upon exercise of options and Dividend Reinvestment Plan	0.1	1

Common shares outstanding, end of period	85.5	$1,335

Stock Options

During the quarter, no stock options were granted (2015 – 0.2 million stock options) under the Company’s stock option plan. During the quarter, stock option expense of less than $1 million (2015 – $1 million) was recorded with a corresponding increase in contributed surplus. During the quarter, less than 0.1 million common shares (2015 – 0.1 million common shares) were issued as a result of options exercised under the stock option plan for total proceeds of less than $1 million (2015 – less than $1 million).

Dividend Reinvestment Plan

During the quarter, less than $1 million of dividends were reinvested in common shares (2015 – less than $1 million).

Merger Reserve

Merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance, and the book value of the Ainsworth common shares exchanged upon closing of the Merger (note 1).

Accumulated Other Comprehensive Loss

(US $ millions)	Mar 26, 2016	Dec 31, 2015
Foreign currency translation loss on investment in foreign operations, net of tax of $(7) (Dec 31, 2015 – $(10))	$(135)	$(130)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (Dec 31, 2015 – $3)	(8)	(8)
Actuarial loss on defined benefit pension obligation, net of tax of $12 (Dec 31, 2015 – $11)	(36)	(32)

Accumulated other comprehensive loss, net of tax	$(179)	$(170)

NOTE 9. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	Q1 2016	Q1 2015
Earnings (loss) available to common shareholders	$23	$(37)

Common shares (millions):
Weighted average number of common shares outstanding(1)	85.4	85.2
Stock options(2)	0.6	—

Diluted number of common shares	86.0	85.2

Earnings (loss) per common share:
Basic and Diluted	$0.27	$(0.43)

(1)	For Q1 2015, includes 31.8 million Norbord common shares issued upon closing of the Merger to give effect to the Merger as if Norbord and Ainsworth had always been combined.
(2)

Applicable if dilutive and when the weighted average daily closing share price for the period was greater than the exercise price for stock options. At period-end, there were 1.7 million stock options (March 28, 2015 – 2.1 million) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 10. SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash operating working capital balance comprises:

(US $ millions)	Q1 2016	Q1 2015
Cash (used for) provided by:
Accounts receivable	$(21)	$(29)
Inventory	(25)	(3)
Prepaids	1	4
Accounts payable and accrued liabilities	(8)	(15)

	$(53)	$(43)

Other items comprises:

(US $ millions)	Q1 2016	Q1 2015
Stock-based compensation	$—	$1
Pension funding greater than expense	—	(1)
Cash interest paid less than interest expense	4	5
Accrued capital expenditure	3	—
Unrealized foreign exchange gain	—	(2)
Other	2	(3)

	$9	$—

Cash interest and income taxes comprises:

(US $ millions)	Q1 2016	Q1 2015
Cash interest paid	$8	$8
Cash income taxes recovered, net	—	(1)

NOTE 11. FINANCIAL INSTRUMENTS

Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

		Mar 26, 2016		Dec 31, 2015
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$14	$14	$9	$9
Accounts receivable	Loans and receivables	153	153	135	135

		$167	$167	$144	$144

Financial liabilities:
Accounts payable and accrued liabilities	Other financial liabilities	$199	$199	$201	$201
Long-term debt(1)	Other financial liabilities	755	754	755	760
Other long-term debt	Other financial liabilities	55	55	30	30
Other liabilities	Other financial liabilities	36	36	31	31

		$1,045	$1,044	$1,017	$1,022

(1)	Principal value of Long-term debt.

Derivative Financial Instruments

Canadian dollar monetary hedge

At period-end, the Company had a foreign currency forward contract representing a notional amount of CAD $27 million (December 31, 2015 – CAD $1 million) in place to buy Canadian dollars and sell US dollars with a maturity of April 2016. The fair value of this contract at period-end is an unrealized gain of less than $1 million (December 31, 2015 – an unrealized gain of less than $1 million); the carrying value of the derivative instrument is equivalent to the unrealized gain at period-end. During the quarter, realized gains on the Company’s matured hedges were $1 million (2015 – $1 million).

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged.

NOTE 12. RELATED PARTY TRANSACTIONS

In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.

Norbord periodically engages the services of Brookfield for various financial, real estate and other business advisory services. During the quarter, the fees for services rendered were less than $1 million (2015 – less than $1 million).

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $10 million (2015 – $8 million) were made to Interex. At period-end, $3 million (December 31, 2015 – $3 million) due from Interex was included in accounts receivable.

NOTE 13. GEOGRAPHIC SEGMENTS

Norbord operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

				Q1 2016
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$281	$103	$—	$384
EBITDA(1)	52	10	(2)	60
Depreciation and amortization	18	3	—	21
Investment in property, plant and equipment	10	—	—	10
Property, plant and equipment	1,131	115	—	1,246

				Q1 2015
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$241	$110	$—	$351
EBITDA(1)	11	7	(3)	15
Depreciation and amortization	17	4	—	21
Investment in property, plant and equipment	12	1	—	13
Property, plant and equipment(2)	1,139	121	—	1,260

(1)

EBITDA is a non-IFRS financial measure, which the Company defines as earnings (loss) before finance costs, income tax, and depreciation and amortization. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(2)	Balance as at December 31, 2015.

NOTE 14. PRIOR PERIOD COMPARATIVES

As a result of accounting for the Merger as a transaction under common control (see note 2(b)), the prior period comparative amounts have been restated to give effect to the Merger as if the Company and Ainsworth had always been combined. The following tables reconcile the financial statements for all prior periods presented.

(a)	Reconciliation of the consolidated Statement of Earnings for the three months ended March 28, 2015

(Unaudited) Three months ended March 28, 2015 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
Sales	$259	$113	$92	$—	$351
Cost of sales	(246)	—	—	(87)	(333)
Costs of products sold	—	(104)	(83)	83	—
Selling and administration	—	(9)	(7)	7	—
General and administrative expenses	(3)	—	—	—	(3)
Depreciation and amortization	(15)	(7)	(6)	—	(21)

Operating (loss) income	(5)	(7)	(4)	3	(6)
Non-operating (expense) income:
Finance costs	(8)	(8)	(6)	—	(14)
Foreign exchange loss on Ainsworth Notes	—	(32)	(28)	—	(28)
Gain on derivative financial instrument on Ainsworth Notes	—	5	4	—	4
Merger transaction costs	(4)	—	—	(3)	(7)

Loss before income tax	(17)	(42)	(34)	—	(51)
Income tax recovery	11	5	3	—	14

Loss	$(6)	$(37)	$(31)	$—	$(37)

(See accompanying note 14(e))

(b)	Reconciliation of the consolidated Statement of Comprehensive Loss for the three months ended March 28, 2015

(Unaudited) Three months ended March 28, 2015 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
Loss	$(6)	$(37)	$(31)	$—	$(37)
Other comprehensive loss, net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	—	(2)	(2)	—	(2)
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(21)	—	—	(24)	(45)

Other comprehensive loss, net of tax	(21)	(2)	(2)	(24)	(47)

Comprehensive loss	$(27)	$(39)	$(33)	$(24)	$(84)

(See accompanying note 14(e))

(c)	Reconciliation of the consolidated Statement of Changes in Shareholders’ Equity for the three months ended March 28, 2015

(Unaudited) Three months ended March 28, 2015 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
Share capital
Balance, beginning of period	$662	$583	$573	$96	$1,331
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	1	—	—	—	1

Balance, end of period	$663	$583	$573	$96	$1,332

Merger reserve
Balance, beginning and end of period	$—	$—	$—	$(96)	$(96)

Contributed surplus
Balance, beginning of period	$7	$2	$2	$—	$9
Stock-based compensation	—	1	1	—	1

Balance, end of period	$7	$3	$3	$—	$10

Retained deficit
Balance, beginning of period	$(280)	$(237)	$(202)	$19	$(463)
Loss	(6)	(37)	(31)	—	(37)
Common share dividends	(11)	—	—	—	(11)

Balance, end of period	$(297)	$(274)	$(233)	$19	$(511)

Accumulated other comprehensive loss					$(122)
Balance, beginning of period	$(30)	$—	$(41)	$(51)
Other comprehensive loss	(21)	(2)	(2)	(24)	(47)

Balance, end of period	$(51)	$(2)	$(43)	$(75)	$(169)

Shareholders’ equity	$322	$310	$300	$(56)	$566

(See accompanying note 14(e))

(d)	Reconciliation of the consolidated Statement of Cash Flows for the three months ended March 28, 2015

(Unaudited) Three months ended March 28, 2015 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclasses (USD)	Norbord Restated (USD)
CASH PROVIDED BY (USED FOR):
Operating activities
Loss	$(6)	$(37)	$(31)	$—	$(37)
Items not affecting cash:
Depreciation and amortization	15	7	6	—	21
Deferred income tax	(11)	—	—	—	(11)
Finance costs	—	8	6	(6)	—
Foreign exchange loss on Ainsworth Notes	—	32	28	—	28
Gain on derivative financial instrument on Ainsworth Notes	—	(5)	(4)	—	(4)
Other items	1	—	—	(1)	—

	(1)	5	5	(7)	(3)
Net change in non-cash operating working capital balances	(41)	(21)	(17)	10	(48)
Net change in tax receivable	2	—	—	(3)	(1)

	(40)	(16)	(12)	—	(52)

Investing activities
Investment in property, plant and equipment	(10)	(4)	(3)	—	(13)
Investment in intangible assets	—	—	—	(1)	(1)

	(10)	(4)	(3)	(1)	(14)

Financing activities
Common share dividends paid	(11)	—	—	—	(11)
Accounts receivable securitization drawings, net	45	—	—	—	45
Bank advances	3	—	—	—	3

	37	—	—	—	37

Foreign exchange revaluation on cash and cash equivalents held	(8)	1	(5)	1	(12)

Cash and cash equivalents
Decrease during period	(21)	(19)	(20)	—	(41)
Balance, beginning of period	25	78	67	—	92

Balance, end of period	$4	$59	$47	$—	$51

(See accompanying note 14(e))

(e)	Notes to the Prior Period Financial Statements Reconciliations

(i)	Functional currency

For the periods prior to March 31, 2015, Ainsworth assessed their functional currency to be Canadian dollars. For presentation purposes, all foreign currency denominated assets and liabilities were translated at the rate of exchange prevailing at the reporting date, and all foreign-currency denominated revenues and expenses at average rates during the period. Equity items are translated at historical rates. Gain or losses on translation are included in accumulated other comprehensive income.

Upon closing of the Merger, the functional currency of Ainsworth was re-assessed and determined to be US dollars. Based on the change in functional currency, effective April 1, 2015, all foreign-currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Foreign-currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Foreign-currency denominated revenues and expenses are translated at average rates during the period. Equity items are translated at historical rates. Gains or losses on translation are included in earnings.

(ii)	Conformity in presentation

Amounts were reclassified to conform to Norbord’s presentation policies.